BB 2/5 *

08026683

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17109

SEC Mail Processing Section

FEB 21 2008

Washington, DC 112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson and Robinson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1337 Hamilton Street
(No. and Street)

Allentown (City) PA (State) 18102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leona D. Robinson (610) 435-3518
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kline and O'Hay, LLC
(Name – *if individual, state last, first, middle name*)

2925 William Penn Highway (Address) Easton (City) PA (State) 18045 (Zip Code)

PROCESSED
MAR 07 2008 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gB 3/6/08

OATH OR AFFIRMATION

I, Leona D. Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson and Robinson, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Date: 2/15/2008

Leona D. Robinson
Signature

Executive V.P.
Title

Gail A. Klein
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Gail A. Klein, Notary Public
City Of Allentown, Lehigh County
My Commission Expires Nov. 27, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kline and O'Hay, LLC
Certified Public Accountants
2925 William Penn Highway, Suite 304
Easton, Pennsylvania 18045

Telephone (610) 250-9303
Fax (610) 250-9343

Richard W. O'Hay, CPA
Randall T. Kline, CPA

Member of
American Institute of
Certified Public
Accountants
Pennsylvania Institute Of
Certified Public
Accountants

To the Board of Directors
Robinson & Robinson, Inc.
Allentown, Pennsylvania

We have examined the financial statements of Robinson & Robinson, Inc., for the year ended December, 31, 2007, and have issued our report thereon dated February 8, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles..

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Robinson & Robinson, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Kline and O'Hay LLC

Kline and O'Hay, LLC
February 8, 2008

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of 12/31/07 [99]
SEC FILE NO. 9-03199 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 55,128	200			$ 55,128	750
2. Receivables from brokers or dealers:							
A. Clearance account		12,588	295				
B. Other		29,522	300	$ 49,625	550	91,735	810
3. Receivables from non-customers			355	25,230	600	25,230	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
B. Debt securities			419				
C. Options			420				
D. Other securities		111,081	424				
E. Spot commodities			430			111,081	850
5. Securities and/or other investments not readily marketable:							
A. At cost $	130						
B. At estimated fair value			440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630	0	880
A. Exempted securities $	150						
B. Other securities $	160						
7. Secured demand notes:			470		640	0	890
market value of collateral:							
A. Exempted securities $	170						
B. Other securities $	180						
8. Memberships in exchanges:							
A. Owned, at market $	190						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	13,747	680	13,747	920
11. Other assets		0	535	6,438	735	6,438	930
12. TOTAL ASSETS		$ 208,319	540	$ 95,040	740	$ 303,359	940

as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$ 0	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315	0	1560
B. Other		0	1115		1305	0	1540
15. Payable to non-customers		34,215	1155		1355	34,215	1610
16. Securities sold not yet purchased, at market value					1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other		5,715	1205		1385	5,715	1685
18. Notes and mortgages payable:							
A. Unsecured			1210			0	1690
B. Secured			1211		1390	0	1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400	0	1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410	0	1720
from outsiders	990						
C. Pursuant to secured demand note collateral agreements:					1420	0	1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company, at market value					1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440	0	1750
20. TOTAL LIABILITIES		$ 39,930	1230	$ 0	1450	$ 39,930	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation				
A. Preferred stock				1791
B. Common stock			2,200	1792
C. Additional paid-in capital			178,374	1793
D. Retained earnings			82,855	1794
E. Total			263,429	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 263,429	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 303,359	1810

END